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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 13)*


                               Fastenal Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   311900104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------
  CUSIP No. 311900104                   13G
            ---------
-------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Robert A. Kierlin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,105,736
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             20,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,105,736
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          20,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,125,936
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      10.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
         (a)  Name of Issuer

              Fastenal Company

         (b)  Address of Issuer's Principal Executive Offices

              2001 Theurer Boulevard
              Winona, Minnesota  55987

Item 2.
         (a)  Name of Person Filing

              This filing is made by Robert A. Kierlin

         (b)  Address of Principal Business Office or, if none, Residence

              Robert A. Kierlin
              Fastenal Company
              2001 Theurer Boulevard
              Winona, Minnesota  55987

         (c)  Citizenship

              Robert A. Kierlin is a citizen of the United States

         (d)  Title of Class of Securities

              Common Stock, $.01 par value

         (e)  CUSIP Number

              311900104

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [_] Broker or dealer registered under Section 15 of the Act.

         (b)  [_] Bank as defined in Section 3(a)(6) of the Act.

         (c)  [_] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) [_] An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E).

         (f)  [_] An employee benefit plan or endowment fund in accordance with
                  (S) 240.13d-1(b)(1)(ii)(F).

         (g)  [_] A parent holding company or control person in accordance with
                  (S) 240.13d-1(b)(1)(ii)(G).

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)  [_] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

              Not Applicable

Item 4.  Ownership

         (a)  Amount Beneficially Owned

              4,125,936

         (b)  Percent of Class

              10.9%

         (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote

                      4,105,736

               (ii)   Shared power to vote or to direct the vote

                      20,200

               (iii)  Sole power to dispose or to direct the disposition of

                      4,105,736

               (iv)   Shared power to dispose or to direct the disposition of

                      20,200

     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The shares listed in Item 4 include (i) 18,000 shares held by Hiawatha Education Foundation, a Minnesota non-profit corporation (the "Foundation"), or its subsidiary, and (ii) 2,200 shares held by Cotter High School, a Minnesota secondary school (the "School"). The reporting person disclaims beneficial ownership of such shares.

         The reporting person is a director and member of the Foundation and a director of the Foundation's subsidiary. Each of the Foundation and its subsidiary has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The directors and members of the Foundation and its subsidiary, including the reporting person, have the power to authorize actions on behalf of such entities, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by such entities.

         The reporting person is a director and member of the investment committee of the School. The School has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The School's directors and members of the investment committee, including the reporting person, have the power to authorize actions on behalf of the School, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the School.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 December 31, 2000
                                     ------------------------------------------
                                                        Date

                                               /s/ Robert A. Kierlin
                                     ------------------------------------------
                                                     Signature

                                                 Robert A. Kierlin
                                     ------------------------------------------
                                                     Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)